Exhibit 4.2

10% SECURED BRIDGE LOAN PROMISSORY NOTE

Principal Amount: $400,000.00	May 20, 2014

In consideration of the loan of FOUR HUNDRED THOUSAND DOLLARS (US$400,000.00) to BC NORTHERN LIGHTS ENTERPRISES LTD., W3 METAL INC., and URBAN CULTIVATOR INC. (collectively the "Debtor"), by PLACER DEL MAR, LTD. (the "Lender"), the Debtor (jointly and severally) hereby promises to pay to the Lender, the sum of FOUR HUNDRED THOUSAND DOLLARS (US$400,000.00) (the "Principal") together with interest at the rate of Ten Percent (10%) per annum.  Interest shall be calculated and payable on maturity.  All interest payments shall be net of any withholding taxes, if applicable.  The loan shall be due and payable in full on or before January 20, 2015.

The Lender, the Debtor and certain others are parties to a Term Sheet dated for reference May 5, 2014, as amended, varied, supplemented, restated, renewed or replaced at any time and from time to time (the "Term Sheet"), for which this promissory note (the "Note") is a condition precedent for funding.

Through this Note, the Debtor is jointly and severally and personally obligated and fully liable for the amount due under the Note.

On the occurrence of an event of default set out in Exhibit D attached to the Term Sheet, the full balance of the Principal and interest outstanding shall become due and payable forthwith at the option of the Lender without notice, and interest shall begin to accrue on the unpaid principal balance of this Note at the rate of interest specified above PLUS two percent (2%) per annum, or such lower maximum amount of interest permitted to be charged under applicable law.  Such default interest rate shall continue until all defaults are cured.

Notwithstanding the foregoing, the Debtor shall be entitled to prepay the amount owing hereunder in whole or in part without notice, bonus or penalty.  The Debtor hereby waives presentment, protest, notice of protest and notice of dishonour of this Note.

The obligations of the Debtor to the Lender under this Note are secured pursuant to the Debtor’s General Security Agreement (as defined in the Bridge Loan Agreement) of even date herewith. In addition to the rights and remedies given it by the Bridge Loan Agreement, this Note and the General Security Agreement, the Lender shall have all those rights and remedies allowed by applicable laws.  The rights and remedies of the Lender are cumulative and recourse to one or more right or remedy shall not constitute a waiver of the others.  The Debtor shall be liable for all commercially reasonable costs, expenses and attorneys’ fees incurred by the Lender in connection with the collection of the indebtedness evidenced by the Note.

Should the Closing of the Merger occur (as those terms are defined in the Term Sheet) as contemplated in the Term Sheet, the amounts owing under this Note shall be forgiven and the Note shall be deemed to be repaid in full.

This Note shall be conclusively deemed to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.  Any controversy or dispute arising out of or relating to this Note shall be settled solely and exclusively in accordance with the provisions of the Bridge Loan Agreement and General Security Agreement, which provisions are incorporated by reference herein as though fully set forth.

IN WITNESS WHEREOF the Borrower has executed this Note this 20th day of May, 2014.

BC NORTHERN LIGHTS ENTERPRISES LTD. /s/Tarren Wolfe Per: Authorized Signatory	W3 METAL INC. /s/Tarren Wolfe Per: Authorized Signatory
URBAN CULTIVATOR INC. /s/Tarren Wolfe Per: Authorized Signatory